Filed Pursuant to Rule 433
Registration Statement No. 333-177931
November 14, 2011

THE CLOROX COMPANY
3.800% SENIOR NOTES DUE 2021

Pricing Term Sheet

Issuer:	The Clorox Company
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Trade Date:	November 14, 2011
Settlement Date:	November 17, 2011 (T+3)
Maturity Date:	November 15, 2021
Issue Price:	99.097%
Coupon:	3.800%
Yield:	3.910%
Benchmark Treasury:	2.000% due November 15, 2021
Benchmark Treasury Price:	99-22
Benchmark Treasury Yield:	2.035%
Spread to Benchmark Treasury:	+187.5 basis points
Interest Payment Dates:	May 15 and November 15, commencing on May 15, 2012
Make-whole Call:	T+30 basis points
CUSIP/ISIN:	189054AS8/US189054AS87
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Senior Co-Managers:	BNP Paribas Securities Corp.
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	Blaylock Robert Van, LLC
Fifth Third Securities, Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
The Williams Capital Group, L.P.
Ratings:	Baa1 (stable) (Moody’s)
BBB+ (stable) (S&P)
BBB+ (stable) (Fitch)
The securities ratings are made by the rating agencies and not the issuer or underwriters and a securities rating is not a recommendation by the rating agency, the issuer or the underwriters to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Conflict of Interest:	Goldman, Sachs & Co., an underwriter of this offering, will receive greater than 5% of the net proceeds from this offering. Consequently Goldman, Sachs & Co. is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 and the offering is being conducted in compliance with the provisions of FINRA Rule 5121. In accordance with Rule 5121 Goldman, Sachs & Co. is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling 1- 877-858-5407, J.P. Morgan Securities LLC by calling collect at 1-212-834-4533 or Wells Fargo Securities, LLC by calling 1-800-326-5897.